SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 11-K

____________________

(Mark one)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period From __________ to __________

____________________

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bar Harbor Bankshares 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bar Harbor Bankshares

82 Main Street

Bar Harbor, Maine 04609

______________________________________________________________________________

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2015, and 2014

(With Report of Independent Registered Public Accounting Firm)

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2015, and 2014

Table of Contents

Page

Report of Independent Registered Public Accounting Firm (RSM US LLP) Report of Independent Registered Public Accounting Firm (KPMG)	1 2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014	4

Notes to Financial Statements	5

Supplemental Schedules*

1 Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	13

2 Schedule H, Line 4i – Schedule of Assets Held at End of Year	14

*Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

Plan Administrator

Bar Harbor Bankshares 401(k) Plan

Bar Harbor, Maine

We have audited the accompanying statement of net assets available for benefits of Bar Harbor Bankshares (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 and Schedule of Delinquent Participant Contributions as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

Boston, Massachusetts

June 28, 2016

Report of Independent Registered Public Accounting Firm

Plan Administrator

Bar Harbor Bankshares 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bar Harbor Bankshares 401(k) Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boston, Massachusetts

June 26, 2015

BAR HARBOR BANKSHARES 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2015, and 2014

	2015	2014

Cash	$386,898	304,062

Investments, at fair value	19,192,152	19,347,402

Receivables:
Notes receivable from participants	448,139	444,709
Contribution receivable	1,720	19,237

Total receivables	449,859	463,946
Liabilities:
Due to broker	(373,007)	(294,323)

Net assets available for benefits	$19,655,902	19,821,087

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2015, and 2014

	2015	2014

Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(20,745)	1,297,905
Interest and dividends from investments	701,032	583,806
Other income	41,877	38,030

Total investment income	722,164	1,919,741
Interest on notes receivables from participants	17,611	17,015
Contributions:
Participants	905,229	906,112
Employer	406,564	402,084
Rollovers	465,681	129,804

Total contributions	1,777,474	1,438,000

Total increase	2,517,249	3,374,756

Deductions from net assets attributed to:
Benefits paid directly to participants	(2,637,456)	(1,283,249)
Administrative expenses	(44,978)	(41,844)

Total deductions	(2,682,434)	(1,325,093)

Net (decrease) increase in assets available for benefits	(165,185)	2,049,663

Net assets available for benefits:
Beginning of year	19,821,087	17,771,424

End of year	$19,655,902	19,821,087

See accompanying notes to financial statements

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Description of Plan

The following description of the Bar Harbor Bankshares (the Company or the Plan Sponsor) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 20-1/2. There is no service requirement for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company utilizes a Recapture account for 12b-1 fees.   Expenses over and above the balance in the Recapture Account are paid by the Company.

	(b)	Contributions

Each year, participants may contribute up 92% (limited to tax withholding and statutory ceilings) of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to statutory ceilings). Participants may also contribute amounts representing distributions from other qualified defined benefit, Individual Retirement Accounts, or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan.

The Plan is a safe harbor plan providing matching contributions under a basic matching contribution formula. During 2015 and 2014, the Company matched 100% up to the first 3% of each participant’s salary deferred and 50% on deferrals from 3% to 5% of each participant’s salary. The Company match is 100% vested immediately and invested in the same manner as the participant has directed for their contributions. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and, if provided, are vested immediately and invested as directed by the participant. No additional profit sharing contributions were made in 2015 or 2014.

	(c)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s match, and profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account.

	(d)	Vesting

Participants are vested immediately in their personal contributions and the Company’s contributions.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2015, and 2014

	(e)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in all funds represented by their account balance.

	(f)	Payment of Benefits

On termination of employment including disability or retirement, a participant with a balance greater than $5,000 may request payment in a lump sum amount equal to the value of the vested interest in his or her account. Terminated participants with vested balances in their accounts of $1 or more but less than $5,000 have their vested balance rolled over to an IRA, unless they make a voluntary election for another form of distribution or rollover.  Upon the death of an employee, the named beneficiary may elect to receive a lump sum amount equal to the vested balance in the deceased employee’s account.

	(g)	Notes Receivable from Participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of the account balance. Participants may carry up to two loans secured by the balance in their account. Loans are generally fixed rate and are written with an interest rate of 1% over the Prime Rate. Existing loans are presently written at 4.25%. Principal and interest is paid according to amortization schedules through biweekly payroll deductions.  Generally, the loan terms may not exceed five years, unless for the purchase of a principal residence, which may permit a longer repayment term.

	(h)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates and market risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Presentation

The Plan’s financial statements have been prepared on an accrual basis of accounting. Benefits are recorded when paid. Cash equivalents are generally funds held in money market funds at December 31, 2015 and 2014. Amounts in prior year’s financial statements are reclassified when necessary to conform to current year’s presentation.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2015, and 2014

(b)	Investments and Notes Receivable from Participants

Investments are reported at fair value.   Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.   Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.   Interest income is recorded on the accrual basis.   Related fees are recorded as administrative expenses and are expensed when they are incurred.   No allowance for credit losses has been recorded as of December 31, 2015 or 2014.   If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(c)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles; require management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)	Subsequent Events

In connection with the preparation of financial statements, the Plan evaluated subsequent events after the balance sheet date of December 31, 2015 through the date of issuance, for potential recognition or disclosure required by GAAP.

(e)	Recent Accounting Pronouncements:

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value (“NAV”) per Share (or Its Equivalent) (“ASU 2015-07”). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2015, and 2014

financial position. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. The amendments in ASU 2015-07 are effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. The Plan adopted this update for the 2015 plan year, and it was retrospectively applied to the period ended December 31, 2014. Prior year disclosures have been revised to reflect the retrospective application of this update. The impact of adopting this update is reflected in Note 3.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) – (I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force) (“ASU 2015-12”). The purpose of ASU 2015-12 is to simplify plan accounting.

•

The amendments in Part I of ASU 2015-12 designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Additionally, funds that invest in fully benefit-responsive investment contracts and that qualify for NAV per share practical expedient would be subject to the disclosure requirements of Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, as recently amended by ASU 2015-07. These funds that invest in fully benefit-responsive investment contracts will be presented at ending NAV as that represents the exit price to the Plan and is the proxy for fair value under Topic 820 for the Plan. Accordingly, there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

•

The amendments in Part II of ASU 2015-12 will eliminate the requirements for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the NAV per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

•

The amendments in Part III of ASU 2015-12 reduce complexity in employee benefit plan accounting by providing a practical expedient that permits plans to Measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2015, and 2014

The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively. The Plan adopted the amendments in whole for the 2015 plan year, and Parts I and II were retrospectively applied to the year ended December 31, 2014. Prior year disclosure in Note 4 has been revised to reflect the retrospective application of Parts I and II.   The impact of adopting this amendment is reflected in the financial statements.

(3)

Fair Values of Financial Instruments

US GAAP establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).   The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active market that the Plan has the ability to access.

Level 2:  Inputs to the valuation methodology include:

•

Quoted prices for similar assets or liabilities in active markets.

•

Quoted prices for identical or similar assets or liabilities in inactive markets.

•

Inputs other than quoted prices that are observable for the asset or liability.

•

Inputs that are derived principally from or corroborated by observable market data by     correlation or other means.

      If the asset or liability has a specified (Contractual) term, the Level 2 input must be       observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Stable value fund:    The Morley Stable Value Fund is valued at the Net Asset Value (“NAV”) of shares held by the Plan based on the fair value of its underlying assets reported in the fund’s audited financial statements.

Mutual funds:  Mutual funds are valued at quoted market prices, representing the net asset value of shares held by the Plan, and is classified as Level 1, as they are actively traded and no valuation adjustments have been applied.

Common Stock:  The Bar Harbor Bankshares common stock is valued at quoted market prices and is classified as Level 1, as they are actively traded and no valuation adjustments have been applied.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Level 1	Level 2	Level 3	Total
December 31, 2015
Money Market funds	$ 467	--	--	$ 467
Mutual funds	12,525,206	--	--	12,525,206
Common Stock of Bar
Harbor Bankshares	5,666,820	--	--	5,666,820
Investments at fair value	18,192,493			18,192,493
Stable Value Fund (a)		--	--	999,659
Total Investments at fair value		--	--	19,192,152

	Level 1	Level 2	Level 3	Total
December 31, 2014
Money Market funds	$ 1,045	--	--	$ 1,045
Mutual funds	12,938,236	--	--	12,938,236
Common Stock of Bar
Harbor Bankshares	5,584,286	--	--	5,584,286
Investments at fair value	18,523,567			18,523,567
Stable Value Fund (a)		--	--	823,835
Total Investments at fair value		--	--	19,347,402

There were no transfers between levels during 2015.

(a)

In accordance with ASU 2015-07, certain investments that are measured at fair value using NAV per share practical expedient have not been classified in the fair value hierarchy.   The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for plan benefits.

The following tables set forth additional disclosures of Plan’s investments whose fair value is estimated using NAV per share (or its equivalent) as of December 31, 2015 and 2014.

Fair Value Estimated Using NAV Per Share December 31, 2015

	Contract	Unfunded	Redemption	Redemption
Investment	Value	Commitment	Frequency	Notice Period

Stable Value Fund:
Morley Stable Value Fund (b)	$999,659	$---	Daily	12 Months

Fair Value Estimated Using NAV Per Share December 31, 2014

	Contract	Unfunded	Redemption	Redemption
Investment	Value	Commitment	Frequency	Notice Period

Stable Value Fund:
Morley Stable Value Fund (b)	$823,835	$---	Daily	12 Months

(b) The investment objective of the Morley Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options are made to plan participants promptly upon request but in all cases within 30 days after written notification has been received. All plan sponsor directed full or partial withdrawals are subject to a twelve month advance written notice requirement, though the Fund may waive this requirement at its discretion.

(4)	Income Tax Status

The Plan is based on a prototype plan. The Internal Revenue Service (IRS) informed the prototype plan sponsor, in an opinion letter dated March 31, 2014, that the form of the Plan is acceptable under the requirements of the Internal Revenue Code (“IRC”).  An employer may rely on a favorable opinion letter issued to a prototype sponsor as evidenced that the Plan is qualified under Code Section 401 (a) as provided in Revenue Procedure 2011-49.   Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the current plan is designed and being operated in compliance with applicable requirements of the IRC so that the plan is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.  Plan document issues relating to participation in the Plan by certain employees of related employers (or by certain employees of subsidiaries of the Company) were identified in 2014, and the Plan Sponsor undertook corrective action in accordance with the IRS Employee Plans Compliance Resolution System (EPCRS), to include a Voluntary Correction Program (VCP) submission, as required, in conjunction with the advice of tax counsel (or tax advisors). The plan administrator believes that the current plan is designed and being operated in compliance with the applicable requirements of the Code so that the plan is qualified and the related trust is tax exempt.

(5)	Party-in-Interest Transactions

Shares of common stock issued by the Company represent certain Plan investments (See Note 3).  The decision to invest in Company stock is voluntary on the part of the participants.   These transactions are party-in-interest transactions.   Senior officers are prohibited from purchasing, selling, or reallocating their positions in the Company’s common stock during times of established blackouts or while in possession of insider information.  Effective December 1, 2010, Reliance Trust Company became Trustee and investments (including Bar Harbor Bankshares) were held by Fidelity Investments.  Participant loan distributions and repayments are also considered party-in-interest transactions.

         BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2015, and 2014

(6)	Untimely Remittances

During 2014 it was discovered that there were delays by the Plan Sponsor in submitting certain employee deferrals totaling $2,167.  The Plan Sponsor has reimbursed the Plan for lost interest. The Plan Sponsor assessed lost earnings and deposited the funds to the Plan, and excise taxes due for the resulting costs were paid.  The Company corrected these transactions in 2014.  All remittances were made timely during 2015.

(7)	Difference Between Financial Statements and Form 5500 The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31

	2015	2014

Net assets available for benefits from the financial statements	$19,655,902	19,821,087
Net adjustment to fair value for fully benefit responsive investment contracts	--	8,399
Net assets available for benefits from the Form 5500	$19,655,902	19,829,486

The following is a reconciliation of the net increase in assets per the financial statements to the net increase in assets available for benefits from the Form 5500:

	December 31

	2015	2014
Net (decrease) increase in net assets from the financial statements	$(165,185)	2,049,663
Net adjustment to fair value for fully benefit responsive investment contracts	(8,399)	2,460

Net (decrease) increase in net assets from Form 5500	$(173,584)	2,052,123

Schedule 1

BAR HARBOR BANKSHARES 401(k) PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2015

	Participant contributions transferred late to the Plan ___________ Check here if late Participant loan prepayments are included ☐		Total that Constitute Nonexempt Prohibited Transactions					Totally fully corrected under VFCP and PTE 2002-51
			Contributions Not corrected		Contributions corrected outside VFCP		Contributions pending correction in VFCP

$	---	$	---	$	---	$	---	$2,167

See accompanying Report of Independent Public Accounting Firm.

Schedule 2

BAR HARBOR BANKSHARES 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2015

(a)	(b) Identity of Issuer, borrower, lessor, or similar party	(c) Description of investment, number of shares, and rate of interest	(d) Cost	(e) Current Value

	Cash—Pass through account	Interest rate - .01%	**	$13,891
	Fidelity Gov’t Money Market	Money market fund	**	467
	Morley Stable Value Fund	Stable Value Fund, 42,424 shares	**	999,659
	American Target Fund 2015-2050	Target Funds, 628,327 shares	**	7,338,016
	Prudential Short Term Corp Bond	Bond mutual fund, 39,830	**	439,320
	Blackrock Strategic Income	Equity Mutual Fund, 9,820 shares	**	95,946
	Vanguard Small Cap Index Signal Shares	Equity mutual fund, 6,779 shares	**	359,601
	Vanguard 500 Index Fund – Admiral Signal Shares	Equity mutual fund, 10,755 shares	**	2,027,076
	Vanguard Mid Cap Index Fund	Equity mutual fund, 1,699 shares	**	252,727
	American Europacific Growth Fund	Foreign equity mutual fund, 20,933 shares	**	949,735
	American New Perspective Fund	Foreign equity mutual fund, 29,505 shares	**	1,062,785
*	Bar Harbor Bankshares	Common stock, 164,637 shares	2,808,278	5,666,820
*	Participant Loans Receivable	Interest rate – 4.25%	--	448,139
				$19,654,182

* Party-in-interest

** Per ERISA guidelines, the cost of investments is not required to be included in this schedule

See accompanying report of independent registered public accounting firm.

REQUIRED INFORMATION

The Bar Harbor Bankshares 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2015 and 2014, have been prepared in accordance with the financial reporting requirements of ERISA, and are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bar Harbor Bankshares 401(k) Plan

By:

/s/Marsha C. Sawyer

Date: June 28, 2016

Marsha C. Sawyer

Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of RSM US LLP

23.2	Consent of KPMG LLP